SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*

                           Delaware Otsego Corporation

                                 (Name of Issuer)


                                   Common Stock

                          (Title of Class of Securities)



                                   246244 10 7
                                  (CUSIP Number)

                                 Alan A. Rudnick
                          Vice President-General Counsel
                             and Corporate Secretary
                                 CSX Corporation
                               901 East Cary Street
                             Richmond, Virginia 23219
                                  (804) 782-1400

            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                  July 29, 1997
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
         13d-1(b)(3) or (4), check the following box [   ].

         Check the following box if a fee is being paid with this
         statement.   [   ].   (A fee is not required only if the
         reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





         (continued on following page(s))

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Cusip No.  246244 10 7


         1.   Name of Reporting Persons        CSX Corporation

              S.S. or I.R.S Identification Nos. Of Above Persons     62-1051971

         2.   Check the Appropriate Box if a Member of a Group

              (a) [    ]

              (b) [    ]

         3.   SEC Use Only

         4.   Source of Funds      WC

         5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e):       [  ]

         6.   Citizenship or Place of Organization

                                United States of America

         Number of Shares Beneficially Owned by Each Person With

         7.  Sole Voting Power                            0

         8.  Shared Voting Power                    110,250

         9.  Sole Dispositive Power                       0

         10. Shared Dispositive Power               110,250

         11. Aggregate Amount Beneficially Owned by Each Reporting      110,250
             Person

         12. Check Box if the Aggregate Amount in Row (11) Excludes
             Certain Shares     [   ]

         13. Percent of Class Represented by Amount in Row (11)            6.0%

         14. Type of Reporting Person                   CO









         Cusip No.  246244 10 7

         1.   Name of Reporting Persons              CSX Transportation, Inc.

              S.S. or I.R.S Identification Nos. Of Above Persons      54-6000720

         2.   Check the Appropriate Box if a Member of a Group

              (a) [    ]

              (b) [    ]

         3.   SEC Use Only

         4.   Source of Funds      WC

         5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e):     [   ]

         6.   Citizenship or Place of Organization

                                  United States of America

         Number of Shares Beneficially Owned by Each Person With

         7.   Sole Voting Power                            0

         8.   Shared Voting Power                    110,250

         9.   Sole Dispositive Power                       0

         10.  Shared Dispositive Power               110,250

         11.  Aggregate Amount Beneficially Owned by each Reporting      110,250
              Person

         12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares     [   ]

         13.  Percent of Class Represented by Amount in Row (11)            6.0%

         14.  Type of Reporting Person                    CO








                   This Amendment No. 1 to Schedule 13D, originally filed February 12, 1996 (the "Schedule 13D") by (i) CSX Corporation, a Virginia Corporation ("CSX"), which has its principal executive offices at 901 East Cary Street, Richmond, Virginia 23219, and (ii) CSX Transportation, Inc., a Virginia Corporation ("CSTX"), which has its principal executive offices at 500 Water Street, Jacksonville, Florida 32203, relates to the common stock of Delaware Otsego Corporation (the "Company"), whose principal executive offices are at 1 Railroad Avenue, Cooperstown, New York 13326. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Item 3 of Schedule 13D is hereby amended by the addition of the following:

                   10,250 shares of Common Stock were distributed to CSXT, as stockholder of record, as a stock dividend in respect of the 100,000 Shares held by CSXT.

         Item 4.  Purpose of Transaction.

                   Item 4 of Schedule 13D is hereby amended by the addition of the following:

                   In connection with the acquisition of Conrail Inc. by CSX and Norfolk Southern Corporation ("NSC"), CSX from time to time has and continues to evaluate the possibility of participating with others, consistent with regulatory requirements, in the acquisition of the Company and/or certain or all of its assets. In this regard, CSX from time to time has held discussions, and expects to continue to hold discussions, respecting such a transaction with other parties interested in participating in such a transaction, including NSC and certain members of the Company's management.







                                    SIGNATURES

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  July 29, 1997

                                                 CSX CORPORATION

                                             By: /s/ Mark G. Aron
                                                 Mark G. Aron
                                                 Executive Vice President -
                                                 Law and Public Affairs


                                                 CSX TRANSPORTATION, INC.

                                             By: /s/ William M. Hart
                                                 William M. Hart
                                                 Vice President -
                                                 Corridor Development








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